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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 7

                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            ------------------------
                            SMARTFLEX SYSTEMS, INC.
                           (Name of Subject Company)
                            ------------------------
                     SATURN ELECTRONICS & ENGINEERING, INC.
                             SSI ACQUISITION CORP.
                             WALLACE K. TSUHA, JR.
                                   (Bidders)
                            ------------------------
                         COMMON STOCK, $.0025 PAR VALUE
                         (Title of Class of Securities)
                                  83169K 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------
                           MR. WALLACE K. TSUHA, JR.
                     SATURN ELECTRONICS & ENGINEERING, INC.
                               255 REX BOULEVARD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 853-5724

           (Name, Address And Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
                            ------------------------
                                  JULY 6, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

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    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
          $70,643,517                                    $14,128.70
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

 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,493,994 shares of common stock, $.0025 par value, of the Company (the "Shares"), at a price per Share of $10.50 in cash. Such number of shares represents all the Shares outstanding as of July 6, 1999. The amount also includes the amount paid to holders of Company stock options in connection with the transaction.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,128.70
Filing Party: SSI Acquisition Corp.
Form or Registration No.: Schedule 14D-1 and Schedule 13D
Date Filed: July 13, 1999

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1    NAMES OF REPORTING PERSONS

     Saturn Electronics & Engineering, Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                      (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY

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4    SOURCES OF FUNDS

     BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) OR 2(f) [ ]

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6    CITIZEN OR PLACE OF ORGANIZATION

     Michigan
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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,312,388 (includes 27,858 shares tendered subject to guarantees of delivery)(Common Stock)
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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]

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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     97.2%
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10   TYPE OF REPORTING PERSON

     CO
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1   NAMES OF REPORTING PERSONS

    SSI Acquisition Corp.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]
                                                                        (b)  [X]
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    BK
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f) [ ]

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6   CITIZEN OR PLACE OF ORGANIZATION

    Delaware
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,312,388 (includes 27,858 shares tendered pursuant to guarantees of delivery)(Common Stock)
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES     [ ]

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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    97.2%
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10  TYPE OF REPORTING PERSON

    CO
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--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS

    Wallace K. Tsuha, Jr.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]
                                                                        (b)  [X]
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    BK, PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f) [ ]

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6   CITIZEN OR PLACE OF ORGANIZATION

    U.S.
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,312,388 *(includes 27,858 shares tendered subject to guarantees of delivery)(COMMON STOCK)
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8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES    [ ]

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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    97.2%
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10  TYPE OF REPORTING PERSON

    IN
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* Includes 6,312,388 Shares beneficially owned by Wallace K. Tsuha, Jr., as the chairman and majority shareholder of the Parent.

        This Amendment No. 7 to the Schedule 14D-1 relates to the tender offer by SSI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Saturn Electronics & Engineering, Inc., a Michigan corporation (the "Parent"), to purchase all outstanding shares of common stock, $.0025 par value (the "Shares"), of Smartflex Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $10.50 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on July 14, 1999. The purpose of this Amendment No. 7 is to amend and supplement Items 6, 10 and 11 of the
Schedule 14D-1 as described below.




ITEM 6.   Interest in Securities of the Subject Company.



        Item 6 of the Statement is hereby amended and supplemented by adding the following language thereto:



        The Offer expired at Midnight, New York City time, on Wednesday,
August 25, 1999. The Purchaser has been informed by the Depository that 6,312,388 Shares, representing approximately 97.2% of the issued and outstanding Shares, were tendered pursuant to the Offer (including 27,858 Shares subject to guarantees of delivery).



        On August 26, 1999, subject to the terms of the Offer, the Purchaser accepted for payment all of the Shares validly tendered and not withdrawn prior to the expiration of the Offer. Following completion of the Offer, there remain approximately 183,632 Shares outstanding. Any Shares not tendered pursuant to the Offer were converted into the right to receive $10.50 per Share in cash upon the filing of a Certificate of Merger with the State of Delaware in connection with the merger of the Purchaser with and into the Company (the "Merger"). Payment for the Shares will be made by the Depository. A copy of the press release issued by the Purchaser on August 26, 1999, announcing the expiration of the Offer and intention to promptly complete the Merger is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.



ITEM 10.  Additional Information.



        Item 10 of the Statement is hereby amended and supplemented by adding the following language thereto:



        On August 26, 1999, the Company and the Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.



ITEM 11.  Material to be Filed as Exhibits.



          (a)(10) Press Release issued by the Company and the Parent on August 26, 1999.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  August 26, 1999                  SATURN ELECTRONICS &
                                         ENGINEERING, INC.


                                         By: /s/  Wallace K. Tsuha, Jr.
                                             -----------------------------------
                                                Wallace K. Tsuha, Jr.
                                                President

                                         SSI ACQUISITION CORP.

                                         By: /s/ Wallace K. Tsuha, Jr.
                                             -----------------------------------
                                                Wallace K. Tsuha, Jr.
                                                President

                                             /s/ Wallace K. Tsuha, Jr.
                                             -----------------------------------
                                                Wallace K. Tsuha, Jr.







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                               INDEX TO EXHIBITS






EXHIBIT NO.                   DESCRIPTION
------- ---                   -----------

Ex-99(a)(10)                  Press Release issued by the Company and the
                              Parent on August 26, 1999.